

December 23, 2013

Via E-mail
Mr. Sonu Ram
President and Chief Executive Officer
Cosmo Ventures Inc.
1516 E. Tropicana Ave., Suite 155
Las Vegas, NV 89119

> **Re:** **Cosmo Ventures Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2013**
> **File No. 333-188873**

Dear Mr. Ram:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Condensed Statements of Operations, page 43

1. We note your designation of the September 30, 2013 condensed balance sheet on page 42 as "unaudited." However, this designation was not applied to what appears to be other unaudited information presented throughout the interim financial statements. To the extent the interim financial information is unaudited, please revise to label all interim financial statements and related notes as unaudited.

Exhibit 23

2. Within the consent filed as exhibit 23, we note your auditor consents to the use of its review report dated November 27, 2013 in your registration statement. However, we did not identify any such review report included in the registration statement. To the extent any reference is made to the review report, please revise to include such review report in

the registration statement. Alternatively, you may request your auditor to remove the reference to the review report in its consent. Please note that the purpose of the consent is to consent to the use of the audit report.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director